BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Katherine Wray, Attorney-Advisor

November 19, 2013

Re:          GFI Software S.A.

Registration Statement Filed on Form F-1

Registration No. 333-184731

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 14, 2013 and the date hereof the number of Preliminary Prospectuses dated November 14, 2013, which were furnished to seven prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 6,197.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on November 21, 2013 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC
JEFFERIES LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Chris Roberts
Name: Chris Roberts
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steve West
Name: Steve West
Title: Managing Director

JEFFERIES LLC

By:	/s/ Doug B. Wendell
Name: Doug B. Wendell
Title: Managing Director